November 16, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (405) 270-3649

Gregory F. Pilcher, Esq.
Senior Vice President, General Counsel and Secretary
Tronox Incorporated
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: 	Tronox Incorporated
	Amendment No. 4 to Registration Statement on Form S-1
Filed November 9, 2005
	File No. 333-125574

Dear Mr. Pilcher:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page

1. Please delete the reference to Lehman Brothers and J.P. Morgan as
"Joint Book-Running Managers" on the front cover page of your prospectus. Also, please delete the references to "senior co-managers" and "co-managers."

Prospectus Summary, page 1
The Offering, page 9

2. We note your response to comment 13 of our letter dated July 1, 2005, as well as the disclosure appearing in Summary Historical and
Pro Forma Combined Financial Data of Amendment No. 4. Revise your summary discussion of the offering to disclose the aggregate value of the transaction to Kerr-McGee, including your transfer of "cash on hand in excess of $40 million."

Summary Historical and Pro Forma Combined Financial Data, page 11

3. You state in footnote 4 on page 13 that cash flows from
operating
activities were reduced by $165 million related to the repurchase of
previously sold accounts receivable.  Our understanding is that the
termination of the accounts receivable monetization program
resulted
in a one-time reduction in cash flows from operations of up to
$165
million from the date of termination until you began collecting on post-termination accounts receivable. It appears that the time lag in collections resulting from the program termination contributed to the decrease in cash flows from operations. Please revise your disclosures on pages 13 and 60 to clarify how cash flows from operating activities were affected by the termination of the accounts receivable monetization program.

Risk Factors, page 16
Hazards associated with chemical manufacturing could adversely affect. . . , page 18

4. We note your response to comment 4 in our letter dated November
7,
2005. Please revise to give investors a sense for the likelihood of the risk that you disclose in the paragraph following the bullet points. For example, what leads you to believe that one or more of your key raw materials may be found to have toxicological or health-related impacts on the environment, customers, or employees? In that regard, we reissue comment 4.

Unaudited Pro Forma Combined Financial Statements, page 38

5. Please disclose the types of selling, general and administrative costs included in pro forma adjustment one.

6. Please revise to present the pro forma adjustments related to the receipt and use of offering proceeds in a separate column from your other pro forma adjustments.

7. Please revise the descriptions of pro forma adjustments two and three to show the computation of each adjustment, including the interest rates used for each debt instrument. If true, please confirm that interest expense is based on current rates. Please also ensure that the final terms of the debt agreements are reflected in these adjustments and elsewhere in the document, including discussion of your debt covenants.

8. Please note that it is appropriate to give pro forma effect to the elimination of interest associated with historical amount due to Kerr-McGee only to the extent that is eliminated by the pro forma transactions. Further, your pro forma adjustment to eliminate interest, calculated based on the amount due to Kerr-McGee as of a recent date, may require downward adjustment unless the recent amount due is less than the amount due at any date during the periods presented.
9. Please revise the description of pro forma adjustment 13 to disclose the assumptions used to determine the plan obligation of $442.3 million.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 44

10. Please delete the last sentence of the first paragraph under the heading "Overview" on page 44, as it refers to the deleted reconciliation of adjusted EBITDA to operating cash flows.

Retirement Plans, page 115

11. Please consider adding a risk factor related to your underfunded
U.S. retirement benefit plan. We note your revised disclosure that you anticipate your plan will now be underfunded by approximately
$14.4 million.

Description of Our Concurrent Financing Transactions, page 117
Unsecured Notes, page 118

12. Please describe any registration rights which will inure to the purchasers of the unsecured notes. If registration rights are attached to the notes, disclose who will bear the cost of registration.

The Rights Agreement, page 122

13. Has the board adopted the rights plan? If so, please revise your disclosure.

14. Please clarify who will receive the proceeds when holders of the rights exercise their rights to purchase.

Classified Board, page 125

15. Disclose the class that each board member will belong to upon consummation of the offering.

Condensed Combined Statement of Cash Flows, page F-55

16. Please disclose the non-cash financing activity related to the receivables repurchase, below the related non-cash investing activity on the face of your interim statement of cash flows.



Note 5 - Accounts Receivable Sales, page F-61

17. We have reviewed your response to comment nine. Please revise the notes to your interim financial statements to discuss the nature of the error in your previously issued financial statements. Please also disclose in tabular form the impact that this restatement had on your previously reported cash flows for the six months ended June 30,
2005.

Exhibits

18. Please note that we will review the Underwriting Agreement, the
Form of Credit Agreement, and the Form of Indenture prior to accelerating the effectiveness of this registration statement and that we may have comments pertaining to these exhibits once they are filed. Please file these exhibits with enough time for us to review them before requesting effectiveness.

Exhibit 5.1

19. Please have counsel revise to opine that the preferred share purchase rights are binding obligations of the company.

20. In the last sentence of the second paragraph, please have counsel revise to clarify that counsel has relied as to certain factual matters.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	David B.H. Martin, Esq. (via facsimile 202/662-6000)
      Covington & Burling
      1201 Pennsylvania Avenue, N.W.
      Washington, DC 20004-2401
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Gregory F. Pilcher, Esq.
Tronox, Inc.
November 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE